Rec'd 3/4/02

AM 3/18/2002

TC311

02019358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C. MAR 4 2002 526

SEC FILE NUMBER
8- 220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frank Russell Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann (253) 591-2969
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

999 Third Avenue, Suite 1800	Seattle	WA	98104-4098
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

3/20/02

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frank Russell Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

CANDACE FOSS
NOTARY PUBLIC
COMMISSION EXPIRES 6-19-05
STATE OF WASHINGTON

Signature

Chief Financial Officer, Treasurer and Controller
Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frank Russell Securities, Inc.

Statement of Financial Condition
As of December 31, 2001

Frank Russell Securities, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
999 Third Avenue, Suite 1800
Seattle WA 98104-4098
Telephone (206) 622 8700
Facsimile (206) 398 3660

Report of Independent Accountants

To the Board of Directors and Shareholder of
Frank Russell Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Frank Russell Securities, Inc. (the Company) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers

February 22, 2002

Frank Russell Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS	
Assets:	
Cash and cash equivalents	$ 10,372,822
Cash segregated under federal regulations	22,774,141
Accounts receivable	4,296,413
Receivable for research services credits (Note 2)	1,219,989
Deferred income taxes	590,000
Investment (Note 3)	3,300
Total assets	$ 39,256,665
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued salaries and employee benefits	$ 4,700,005
Commission credits payable	21,061,675
Due to affiliates	3,074,186
Payable for research services credits (Note 2)	2,802,477
Accrued expenses	470,991
Income taxes payable	131,000
Total liabilities	32,240,334
Stockholder's equity:	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	45,489
Retained earnings	6,946,062
Total stockholder's equity	7,016,331
Total liabilities and stockholder's equity	$ 39,256,665

The accompanying notes are an integral part of the financial statement.

Frank Russell Securities, Inc.
Notes to Financial Statement

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business
Frank Russell Securities, Inc. (the Company) is a wholly owned subsidiary of Frank Russell Company (FRC). The Northwestern Mutual Life Insurance Company owns substantially all the outstanding shares of FRC.

The Company is a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents and cash segregated under federal regulations
The Company considers all cash accounts and money market accounts with an original maturity of three months or less to be cash and cash equivalents. Cash is segregated in a special account for the exclusive benefit of FRS customers under SEC Rule 15c3-3.

Revenue recognition
Revenue from agency brokerage transactions is recognized as earned on a settlement date basis, the effect of which is not significantly different from reporting revenue on a trade date basis. For non-United States of America agency transactions, revenue is recorded when transaction information becomes available, which does not differ materially from the recognition of revenue on a trade date basis.

The company refunds a portion of commissions received to its customers. Such commission credits are determined on a settlement date basis.

Income taxes
The Company accounts for income taxes based upon an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company files its tax return with FRC as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Deferred tax assets relate primarily to temporary differences between book and tax recognition of revenue.

Financial instruments with off-balance sheet credit risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

Frank Russell Securities, Inc.
Notes to Financial Statement, Continued

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Financial instruments with off-balance sheet credit risk (continued)
The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its domestic clearing brokers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. No such agreements exist with the Company's international brokers. The Company monitors its risk on these transactions on both an individual and group basis. The Company believes that the settlement of these transactions, and any losses which could result therefrom, will not have a material effect on the Company's financial position.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Research Services Credits

Included in the gross commission of selected clients received by the Company are amounts to cover analytical service and product costs to be provided by the Company. These amounts are recorded as a liability of the Company until analytical services or products are delivered to the client. In certain cases the client has received analytical products or services in excess of the amounts received by the Company through gross commissions. These amounts have been recorded by the Company as receivable and will be offset by future commissions received.

3. Investment

The Company acquired 300 warrants in 2000 from a non-public company (the Issuer) at $11 each. Each warrant allows the Company to acquire four shares of the Issuer's common stock, starting at the second anniversary of the Issuer's anticipated public offering, for an exercise price ranging from $13 to $16 per share. Since the public offering has not been completed and there is no ready market for these warrants, management is not able to determine the fair value of these warrants and, as such, is using the historical cost of the warrants as the reporting basis.

4. Related-Party Transactions

The Company reimburses FRC on a monthly basis for direct expenses and liabilities paid on its behalf by FRC. FRC allocates certain negotiated charges to the Company such as salaries, employee benefits, insurance, office space and equipment charges. Total related amounts due and payable to FRC at December 31, 2001 were $2,344,650. However, FRC does not charge the Company for indirect expenses related to corporate overhead.

The Company acts as an introducing broker for clients of FRC and other affiliated companies. The clients may elect to pay their fees to FRC and other affiliates with commission credits received from the Company.

Analytical products and services are purchased from Russell/Mellon Analytical Services LLC (RMAS), a joint venture between FRC and Mellon Bank Corporation (see Note 2).

The Company participates in a FRC profit-sharing retirement plan (the Plan) covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the FRC Board of Directors.

During 2001, the Company effected transactions on behalf of affiliated companies. In accordance with its agreements with the affiliated companies, the Company provided the affiliated companies with bona fide research with a balance of $567,000 of commissions credits carried forward as of December 31, 2001.

5. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. In addition, the Company may not pay cash dividends if net capital falls below 5% of aggregate customer debit items. At December 31, 2001, the Company had net capital of $4,244,588, which was $3,994,588 in excess of its minimum net capital requirement of $250,000. The Company's percentage of net capital to aggregate debit items was 0% at December 31, 2001.

5. Net Capital and Reserve Requirements (Continued)

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the provisions of that Rule.

6. Concentration of Risk

Commission revenue for the year ended December 31, 2001 includes amounts from a major customer, which accounted for nearly 17% of total commission revenue.